SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Form N-8B-2





                    REGISTRATION STATEMENT OF UNIT INVESTMENT
                           TRUSTS WHICH ARE CURRENTLY
                               ISSUING SECURITIES


                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940



                      AUL AMERICAN INDIVIDUAL VARIABLE LIFE
                                   UNIT TRUST
                         ------------------------------


                               One American Square
                                  P. O. Box 368
                        Indianapolis, Indiana 46206-0368






                  Issuer of periodic payment plan certificates
                only for purposes of information provided herein

                                       I.


                      ORGANIZATION AND GENERAL INFORMATION

1.        (a)  Furnish  name of the  trust  and  the  Internal  Revenue  Service
               Employer Identification Number.

               AUL AMERICAN INDIVIDUAL VARIABLE LIFE UNIT TRUST (the "Separate Account"). The Separate Account has no Internal Revenue Service Employer Identification Number.

          (b) Furnish title of each class or series of securities issued by the trust.

               1. Modified Single Premium Variable Life Insurance Policy (the "Single Premium Policy")

               2. Flexible Premium Adjustable Variable Life Insurance Policy (the "Flexible Premium Policy").

               (The Single Premium Policy and Flexible Premium Policy are collectively, the "Policies.")

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

               American United Life Insurance Company(R)("AUL" or the "Company")
               One  American  Square  P.  O.  Box  368   Indianapolis,   Indiana
               46206-0368

               Internal   Revenue  Service   Employer   Identification   Number:
               350145825

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

               Not applicable.

4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

               Distribution of the Policies has not commenced. When distribution commences, the principal underwriter will be AUL.

               Internal   Revenue  Service   Employer   Identification   Number:
               350145825


5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

               Indiana

6.        (a)  Furnish the dates of execution and  termination  of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

               The Separate Account was established as a segregated investment account under Indiana law on July 10, 1997. It is used to support the Policies and may be used to support other variable insurance contracts, and for other purposes permitted by law.

          (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

               Not applicable.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930.

               The name of the Separate Account has never changed.

8.        State the date on which the fiscal year of the trust ends.

               December 31

Material Litigation

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority.
          Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

               Incorporated herein by reference to the following section of each of the prospectuses: "Other Information About the Policies and AUL - Litigation."


                                       II.

                        GENERAL DESCRIPTION OF THE TRUST
                           AND SECURITIES OF THE TRUST


General Information Concerning the Securities of the Trust and the Rights of Holders

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

          (a)  Whether the securities are of the registered or bearer type.

               The Policies which are to be issued are of the registered type insofar as the Policies are personal to the Owners and the records concerning the Owners are maintained by or on behalf of AUL. (Terms such as "Owners" that are capitalized but not defined herein have the same meaning as in the Registration Statements for the Policies on Form S-6.)

          (b) Whether the securities are of the cumulative or distributive type.

               The Policies are of the cumulative type, providing for no distribution of income, dividends, or capital gains. Such amounts are not separately identifiable but are reflected in the Cash Value under a Policy at any time.

          (c) The rights of security holders with respect to withdrawal or redemption.

               Incorporated herein by reference to the prospectus describing the Single Premium Policy (the "Single Premium Prospectus") filed by the Separate Account with the Securities and Exchange Commission on the same date as this registration statement on Form N-8B-2 as part of a registration statement, as amended from time to time, on Form S-6 under the Securities Act of 1933 (the "Single Premium Registration Statement") and to the prospectus describing the Flexible Premium Policy (the "Flexible Premium Prospectus") filed by the Separate Account with the Securities and Exchange Commission on the same date as this registration statement on Form N-8B-2 as part of a registration statement, as amended from time to time, on Form S-6 under the Securities Act of 1933 (the "Flexible Premium Registration Statement") (collectively, the Single Premium Prospectus and Flexible Premium Prospectus, and the Single Premium Registration Statement and Flexible Premium Registration Statement, are the "Prospectuses" and the
               "Registration Statements," respectively). Specifically, the following sections of each of the Prospectuses are incorporated herein by reference: "Cash Benefits - Policy Loans;" and "Cash Benefits - Surrendering the Policy for Net Cash Value."

          (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

               Incorporated herein by reference to the following sections of each of the Prospectuses: "Premium Payments and Allocations - Transfer Privilege," "Premium Payments and Allocations Dollar Cost Averaging Program," and "Premium Payments and Allocations - Portfolio Rebalancing Program;" "Cash Benefits - Partial Surrenders," "Cash Benefits - Policy Loans;" and "Other Policy Benefits and Provisions - Exchange for Paid-Up Policy."

          (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

               Incorporated herein by reference to the following sections of each of the Prospectuses: "Premium Payments and Allocations - Premium Payments to Prevent Lapse;" and "Other Policy Benefits and Provisions - Reinstatement."

          (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting right s pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

               Incorporated herein by reference to the following section of each of the Prospectuses: "Other Information About the Policies and AUL - Voting Rights."

          (g)  Whether security holders must be given notice of any change in:

               (1) the composition of the assets of the trust.
               (2) the  terms and  conditions  of the  securities  issued by the trust.

               Incorporated herein by reference to the following section of each of the Prospectuses: "Other Policy Benefits and Provisions - Changes in the Policy or Benefits," "Other Policy Benefits and Provisions - Reports to Policy Owners;" and "Other Information About the Policies and AUL Addition, Deletion or Substitution of Investments."

               (3) the provisions of any indenture or agreement of the trust.

               Not applicable.

               (4) the identity of the depositor, trustee or custodian.

               AUL is the depositor of the Separate Account. There is no provision requiring notice to, or consent of, Owners with respect to a change in the identity of the depositor.

          (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

               (1) the composition of the assets of the trust.

               (2) the  terms and  conditions  of the  securities  issued by the trust.

               Incorporated herein by reference to the following section of each of the Prospectuses: "Other Policy Benefits and Provisions - Changes in the Policy or Benefits;" "Other Information About the Policies and AUL - Addition, Deletion or Substitution of Investments" and "Other Information About the Policies and AUL - Voting Rights."

               (3) the provisions of any indenture or agreement of the trust.

               Not applicable.

               (4) the identity of the depositor, trustee or custodian.

               See Item 10(g)(4).

          (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

               Incorporated herein by reference to the following sections of each of the Prospectuses: "Summary and Diagram of the Policy," "Premium Payments and Allocations," "Charges and Deductions," and "Cash Benefits." With respect to the Flexible Premium Policy, the following sections of the Flexible Premium Prospectus are also incorporated herein by reference: "Fixed Account" and "Death Benefits and Changes in Face Amount." With respect to the Single Premium Policy, the following section of the Single Premium Prospectus is also incorporated herein by reference: "Death Benefits."


Information Concerning the Securities Underlying the Trust's Securities

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (if the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.

               Incorporated herein by reference to the following section of each of the Prospectuses: "General Information About AUL, the Separate Account and the Funds."

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

               Since underlying securities will currently be issued by six investment companies, information is provided for each company:

          Company No. 1:

          (a) Name of Company.

              AUL American Series Fund, Inc.

          (b) Name and principal business address of depositor.

              The Company is the depositor of the Trust. See Item 2.

          (c) Name and principal business address of trustee or custodian.

              The Bank of New York, 110 Washington Street, New York, NY.
                                       7

          (d) Name and principal business address of principal underwriter.

              American United Life Insurance Company (R), One American Square, P.O. Box 368, Indianapolis, IN 46206.

          (e) The period during which the securities of such company have been the underlying securities.

              No underlying securities have yet been acquired by the Separate Account.

          Company No. 2:

          (a) Name of Company

              Alger American Fund

          (b) Name and principal business address of depositor.

              The Company is the depositor of the Trust. See Item 2.

          (c) Name and principal business address of trustee or custodian.

              Custodial Trust Company, 101 Carnegie Center, Princeton, NJ 08540.

          (d) Name and principal business address of principal underwriter.

              Fred Alger & Company, Inc., 30 Montgomery St., Jersey City, NJ 07302.

          (e) The period during which the securities of such company have been the underlying securities.

              No underlying securities have yet been acquired by the Separate Account.

          Company No. 3

          (a) Name of Company

              American Century Variable Portfolios, Inc.

          (b) Name and principal business address of depositor.

              The Company is the depositor of the Trust. See Item 2.

          (c) Name and principal business address of trustee or custodian.

              Chase Manhattan Bank, 770 Broadway, New York, NY 10036 and UMB Bank, 10th & Grand, Kansas City, MO 64105.

          (d) Name and principal business address of principal underwriter.

              American Century Investment Services, 4500 Main, Kansas City, MO 64111.

          (e) The period during which the securities of such company have been the underlying securities.

              No underlying securities have yet been acquired by the Separate Account.

         Company No. 4

          (a) Name of Company

              Fidelity Variable Insurance Products Fund

          (b) Name and principal business address of depositor.

              The Company is the depositor of the Trust. See Item 2.

          (c) Name and principal business address of trustee or custodian.

              Bank of New York, 110 Washington Street, New York, NY; The Chase Manhattan Bank, N.A., 1211 Avenue of the Americas, New York, NY 10036; and Brown Brothers Harriman & Co., 40 Water Street, Boston, MA.

          (d) Name and principal business address of principal underwriter.

              Fidelity Management and Reseach Corp., 82 Devonshire St., Boston, MA.

          (e) The period during which the securities of such company have been the underlying securities.

              No underlying securities have yet been acquired by the Separate Account.

          Company No. 5

          (a) Name of Company

              Fidelity Variable Insurance Products Fund II

          (b) Name and principal business address of depositor.

              The Company is the depositor of the Trust. See Item 2.

          (c) Name and principal business address of trustee or custodian.

              Bank of New York, 110 Washington Street, New York, NY; Chase Manhattan Bank, N.A., 1211 Avenue of the Americas, New York, NY 10036; and Brown Brothers Harriman & Co., 40 Water Street, Boston, MA.

          (d) Name and principal business address of principal underwriter.

              Fidelity Management and Research Corp., 82 Devonshire St., Boston, MA.

          (e) The period during which the securities of such company have been the underlying securities.

              No underlying securities have yet been acquired by the Separate Account.

          Company No. 6

          (a) Name of Company

              T. Rowe Price Equity Series, Inc.

          (b) Name and principal business address of depositor.

              The Company is the depositor of the Trust. See Item 2.

          (c) Name and principal business address of trustee or custodian.

              State Street Bank and Trust Company, 225 Franklin Street, Boston, MA 02110.

          (d) Name and principal business address of principal underwriter.

              T. Rowe Price Investment Services, Inc., 100 East Pratt Street, Baltimore, MD 21202.

          (e) The period during which the securities of such company have been the underlying securities.

              No underlying securities have yet been acquired by the Separate Account.


Information Concerning Load, Fees, Charges and Expenses

  13.     (a) Furnish the following  information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

              (A) the nature of such load, fee, expense or charge;

              (B) the amount thereof;

              (C) the name of the person to whom such  amounts  are paid and his relationship to the trust;

              (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

              Incorporated herein by reference to the following section of each of the Prospectuses: "Charges and Deductions."

          (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

              Not applicable.

          (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load; and identify each class of individuals or transactions to which such plans apply.

              Incorporated herein by reference to the following section of each of the Prospectuses: "Charges and Deductions."

          (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

              Incorporated herein by reference to the following section of each of the Prospectuses: "Charges and Deductions."

          (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

              Incorporated herein by reference to the following sections of each of the Prospectuses: "Premium Payments and Allocations - Transfer Privilege;" and "Illustrations of Account Values, Cash Values, Death Benefits and Accumulated Premium Payments." With respect to the Flexible Premium Policy, the following section of the Flexible Premium Prospectus is also incorporated herein by reference:
              "Fixed Account - Transfers from Fixed Account."

          (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in the answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

              Incorporated herein by reference to the following section of each of the Prospectuses: "General Information About AUL, the Separate Account and the Funds - The Funds." Neither AUL nor any affiliated persons of the Company may receive any profit or any other benefit from Premium payments under the Policies or the investments held in the Separate Account not included in the answer to Item 13(a) or (e) through the sale or purchase of the Policies or shares of the Funds, except that (1) the Company may receive a profit to the extent that the Cost of Insurance Charge under the Policy exceeds the actual amounts needed to pay benefits, (2) favorable mortality or expense experience may cause the insurance provided under a Policy to be profitable to the Company, and (3) the Company will compensate certain other persons, including Company agents, for services rendered in connection with the distribution of a Policy, as described in Item 38, but such payments will be made from the Company's general account.

          (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statement filed herewith.

              Not applicable.

Information Concerning the Operations of the Trust

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

              Incorporated herein by reference to the following sections of each of the Prospectuses: "Premium Payments and Allocations" and "Summary and Diagram of the Policy"

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

               Incorporated herein by reference to the following section of each of the Prospectuses: "Premium Payments and Allocations."

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

               Incorporated herein by reference to the following sections of each of the Prospectuses: "General Information About AUL, the Separate Account and the Funds;" and "Charges and Deductions - Fund Expenses."

17.       (a)  Describe the  procedure  with respect to withdrawal or redemption by security holders.

               See Items 10(c), (d), (e) and (i).

          (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

               AUL is required to process all redemption requests as described in the following sections of each of the Prospectuses which are incorporated herein by reference: "Premium Payments and Allocations - Transfer Privilege;" "Charges and Deductions - Surrender Charges;" and "Cash Benefits - Policy Loans," "Cash Benefits - Surrendering the Policy for Net Cash Value," "Cash Benefits - Partial Surrenders," and "Cash Benefits - Settlement Options." With respect to the Flexible Premium Policy, the following sections of the Flexible Premium Prospectus is also incorporated herein by reference: "Fixed Account - Transfers from Fixed Account" and "Fixed Account - Payment Deferral." The Funds will redeem their shares upon the Company's request in accordance with the 1940 Act.

          (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

               A Policy, once totally surrendered, may not be resold. However, a Policy that has lapsed may be reinstated as described in the section of the Prospectuses entitled "Other Information About the Policies and AUL - Reinstatement," which section is incorporated herein by reference.

18.       (a)  Describe the procedure  with respect to the receipt,  custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

               Incorporated herein by reference to the following sections of each of the Prospectuses: "General Information About AUL, the Separate Account and the Funds - Separate Account;" "Tax Considerations;" and "Other Policy Benefits and Provisions - Dividends."

          (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

               Not applicable.

          (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

               Not applicable.

          (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

               Not applicable. No distributions have been made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

               Incorporated herein by reference to the following section of each of the Prospectuses: "Other Policy Benefits and Provisions - Reports to Policy Owners."

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

          (a)  Amendments to such indenture or agreement.

               Not applicable.

          (b)  The extension or termination of such indenture or agreement.

               Not applicable.

          (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

               Not applicable.

          (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

               Not applicable. The Separate Account has no trustee.

          (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

               AUL acts as  depositor  of the  Separate  Account.  There  are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

          (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

               There are no provisions relating to the appointment of a successor depositor and the procedure if a successor depositor is not appointed.

21.       (a)  State  the  substance  of  the  provisions  of any  indenture  or agreement with respect to loans to security holders.

               Incorporated herein by reference to the following section of each of the Prospectuses: "Cash Benefits - Policy Loans."

          (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

               Incorporated herein by reference to the following section of each of the Prospectuses: "Cash Benefits - Policy Loans."

          (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

               Because the Separate Account has yet to commence operations, no such loans have been made, no interest has been collected and no loans are in default.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

               Not applicable.

23.

          Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

               Not applicable.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

               Incorporated herein by reference to the following section of each of the Prospectuses: "Other Information About the Policies and AUL."

                                      III.

                 ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS-
                                  OF DEPOSITOR


Organization and Operations of Depositor

25. State the form or organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

               AUL is a mutual life insurance company originally incorporated as a fraternal society in 1877 under the laws of the federal government, and reincorporated under the laws of the State of Indiana in 1933.

26.       (a)  Furnish  the  following  information  with  respect  to all  fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

               Not applicable.

          (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

               Incorporated herein by reference to the following section of each of the Prospectuses: "General Information About AUL, the Separate Account and the Funds - The Funds."

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

               AUL is currently  licensed to transact life insurance business in
               48  states  and  the  District  of   Columbia.   AUL  conducts  a
               conventional life insurance, reinsurance, and annuity business.

28.       (a)  Furnish as at latest  practicable date the following  information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

               (i) name and principal business address;

               (ii) nature of relationship or affiliation  with depositor of the trust;

               (iii) ownership of all securities of the depositor;

               (iv) ownership of all securities of the trust;

               (v) other companies of which each person named above is presently officer, director, or partner.

               Incorporated herein by reference to the following section of each of the Prospectuses: "Other Information About the Policies and AUL - AUL Directors and Executive Officers." No natural person directly or indirectly owns, controls or holds with power to vote five percent or more of the outstanding voting securities of the Company.

          (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

               Incorporated herein by reference to the following section of each of the Prospectuses: "Other Information About the Polices and AUL
               - AUL Directors and Executive Officers."

Companies Owning Securities of Depositor

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds power to vote 5% or more of the outstanding voting securities of the depositor: (a) name and principal business address; (b) nature of business; (c) ownership of all securities of the depositor.

               Not applicable.
                                       19

Controlling Persons

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42 who directly or indirectly controls the depositor.

               Not applicable.

Compensation of Officers and Directors of Depositor

Compensation of Officers of Depositor

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

          (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

          (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

          (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

               Not applicable. No fees were paid with respect to services to the Separate Account.

Compensation of Directors

32. Furnish the following information with respect to the remuneration for services exclusive of remuneration reported under item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

          (a)  the aggregate direct remuneration to directors;

          (b)  indirectly or through subsidiaries to directors.

               Not applicable. See Item 31.

Compensation to  Employees

33.       (a)  Furnish the following  information  with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

               Not applicable. See Item 31.

          (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen'? sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

               Not applicable.

Compensation to Other Persons

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

          Not applicable. See Item 31.

                                       IV.

                    DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities

35. Furnish the name of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

               No sales are currently being made. It is proposed that Policies will initially be offered in all jurisdictions where AUL has the authority to sell the Policies. The sale of Policies has not been discontinued in any states (see Item 27).

36. If sales of the trust's securities have at any time since, January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

               Not applicable.

37.       (a)  Furnish the following  information  with respect to each instance where, subsequent to January 1, 1937, any federal or state governmental officers', agency" or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

               (1) Name of officer, agency or body.

               (2) Date of denial.

               (3) Brief statement of reason given for revocation.

               Not applicable.

          (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

               Not applicable.

38.       (a)  Furnish a general  description of the method of  distribution  of securities of the trust.

               Incorporated herein by reference to the following sections of each of the Prospectuses: "Other Information About the Policies and AUL - Sale of the Policies."

          (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

               Incorporated herein by reference to the exhibits filed as part of the Registration Statements.

          (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

               Incorporated herein by reference to the exhibits filed as part of the Registration Statements.

Information Concerning Principal Underwriter

39.       (a)  State the form of organization  of each principal  underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

               See Item 25.

          (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

               No Policies are currently being offered. AUL is presently a member of the National Association of Securities Dealers, Inc. (the "NASD").

40.       (a)  Furnish  the  following  information  with  respect  to all  fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

               Not applicable.
                                       23

          (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

               (1) The nature of such fee or participation.

               (2) The name of the person making payment.

               (3) The nature of the services rendered in consideration for such fee or participation.

               (4) The  aggregate  amount  received  during the last fiscal year covered by the financial statements filed herewith.

               See Item 26.

41.       (a)  Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

               See Item 27.

          (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

               Not applicable.

          (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

               Not applicable.  Securities of the Separate  Account have not yet
               been   distributed   by   the   underwriter   or   any   of   its
               representatives.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter:

          (a)  name and principal business address;

          (b)  position with principal underwriter;

          (c)  ownership of securities of the trust.

               Not applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

               Not applicable.

Offering Price or Acquisition Valuation of Securities of the Trust

44.       (a)  Furnish the following  information  with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

               (1) The  source  of  quotations  used to  determine  the value of portfolio securities.

               (2) Whether  opening,  closing,  bid, asked or any other price is used.

               (3) Whether  price  is as of the day of sale or as of any  other time.

               (4) A brief  description  of the methods used by  registrant  for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

               (5) Other items which  registrant  adds to the net asset value in computing offering price of its securities.

               (6) Whether adjustments were made for fractions:

                   (i) before adding distributor's compensation (load); and

                   (ii) after adding distributor's compensation (load).

               Incorporated herein by reference to the following section of each of the Prospectuses: "How Your Account Values Vary."

          (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

               Incorporated herein by reference to the following section of each of the Prospectuses: "Charges and Deductions."

          (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

               Incorporated herein by reference to the following section of each of the Prospectuses: "Charges and Deductions."

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

               (a) by whose action redemption rights where suspended.

               (b) the number of days notice given to security  holders prior to suspension of redemption rights.

               (c) reason for suspension.

               (d) period during which suspension was in effect.

               Not applicable.

Redemption Valuation of Securities of the Trust

46.       (a)  Furnish the following  information  with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

               (1) The  source  of  quotations  used to  determine  the value of portfolio securities.

               Incorporated herein by reference to the following sections of each of the Prospectuses: "How Your Account Values Vary - Determining the Account Value;" and "Cash Benefits - Surrender Charges."

               (2) Whether  opening,  closing,  bid, asked or any other price is used.

               Incorporated herein by reference to the following section of each of the Prospectuses: "How Your Account Values Vary."

               (3) Whether  price  is as of the day of sale or as of any  other time.

               At the net asset value next computed after a written request, in a form satisfactory to the Company, is received at the Company's Home Office.

               (4) A brief  description  of the methods used by  registrant  for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

               Incorporated herein by reference to the following section of each of the Prospectuses: "How Your Account Values Vary."

               (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

               Incorporated herein by reference to the following section of each of the Prospectus: "Charges and Deductions - Surrender Charge."

               (6) Whether adjustments are made for fractions.

               Not applicable.

          (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at latest practicable date.

               Incorporated herein by reference to the following section of each of the Prospectuses: "Charges and Deductions - Surrender Charge."


Purchase and Sale of Interests in Underlying Securities from and to Security Holders

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interest in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

               Incorporated herein by reference to the following sections of each of the Prospectuses: "Premium Payments and Allocations - Premium Allocations and Crediting;" and "General Information About AUL, the Separate Account and the Funds - Separate Account" and "General Information About AUL, the Separate Account and the Funds - The Funds."

                                       V.

                       INFORMATION CONCERNING THE TRUSTEE
                                  OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

          (a)  Name and principal business address.

          (b)  Form of organization.

          (c) State or other sovereign power under the laws of which the trustees or custodian was organized.

          (d)  Name of governmental supervising or examining authority.

               Not applicable.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. if any fees or expenses are prepaid, state the unearned amount.

               Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

               Not applicable. The assets in the Separate Account are owned by AUL. Income, gains and losses, realized or unrealized, of the Separate Account are credited to or charged against the Separate Account without regard to any other income, gains or losses of AUL. Applicable insurance law provides that assets equal to the reserves and other contract liabilities of the Separate Account are not chargeable with liabilities arising out of any other business of AUL. AUL is obligated to pay all benefits provided under the Policies.

                                       VI.
                       INFORMATION CONCERNING INSURANCE OF
                              HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

          (a)  The name and address of the insurance company.

               The name and address of the Company are set forth in the answer to Item 2.

          (b)  The types of Policies and whether individual or group Policies.

               Incorporated herein by reference to the following sections of each of the Prospectuses: "Summary and Diagram of the Policy." The Single Premium Policy is a modified single premium variable life insurance policy issued on an individual basis. The Flexible Premium Policy is a flexible premium adjustable variable universal life insurance policy issued on an individual basis.

          (c)  The types of risks insured and excluded.

               The Company assumes the risk that the deductions made for insurance risks will prove inadequate to cover actual insurance costs. The Company also assumes the risk that deductions for expenses may be inadequate.

          (d)  The coverage of the policies.

               Incorporated herein by reference to the following section of each of the Prospectuses: "Cash Benefits." With respect to the Flexible Premium Policy, the following section of the Flexible Premium Prospectus is incorporated herein by reference: "Death Benefits and Changes in Face Amount." With respect to the Single Premium Policy, the following section of the Single Premium Prospectus is incorporated herein by reference: "Death Benefits."

          (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

               The recipient of the benefits of the insurance undertakings described in the answer to Item 51(c) is either the Owner or the beneficiary under a Policy. There are no restrictions on the use of the proceeds other than those established by an Owner.

          (f)  The terms and manners of cancellation and of reinstatement.

               Incorporated herein by reference to the following sections of each of the Prospectuses: "Other Policy Benefits and Provisions - Reinstatement;" and "Other Information About the Policies and AUL
               - Policy Termination."

          (g) The method of determining the amount of premiums to be paid by holders of securities.

               Incorporated herein by reference to the following section of each
               of  the   Prospectuses:   "Premium  Payments  and  Allocations  -
               Premiums."

          (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

               Not applicable.

          (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

               No person other than the Company receives any part of the amounts deducted for assumption of mortality and expense risks. The Company may, from time to time, enter into reinsurance treaties with other insurers whereby, such insurers may agree to reimburse the Company for mortality costs and certain expenses. However, any such arrangements or contracts do not affect the Policies or the benefits paid thereunder.

          (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

               None.

                                      VII.

                              POLICY OF REGISTRANT


52.       (a)  Furnish the  substance  of the  provisions  of any  indenture  or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

               Incorporated herein by reference to the following sections of each of the Prospectuses: "General Information About AUL, the Separate Account and the Funds" and "Other Information About the Policies and AUL - Addition, Deletion or Substitution of Investments."

          (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

               (1) Title of security.

               (2) Date of elimination.

               (3) Reasons for elimination.

               (4) The  use of the  proceeds  from  the  sale of the  eliminated security.

               (5) Title of security substituted, if any.

               (6) Whether   depositor,   principal   underwriter,   trustee  or
                   custodian or any affiliated person of the foregoing were involved in the transaction.

               (7) Compensation  or  remuneration  received  by each such person directly or indirectly as a result of the transaction.

               Not applicable.

          (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

               (1) the grounds for elimination and substitution;

               (2) the type of securities which may be substituted;

               (3) whether  the  acquisition  of such  substituted  security  or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a Policy of concentration of investment in a particular industry or group of industries;

               (4) whether such substituted  securities may be the securities of another investment company; and

               (5) the substance of the provisions of any indenture or agreement which authorize or restrict the Policy of the registrant in this regard.

               See Item 52(a).

          (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

               Not Applicable.

53.       (a)  State the taxable status of the trust.

               Incorporated herein by reference to the following section of each of the Prospectuses: "Tax Considerations."

          (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

               The Separate Account has no operating history, but intends to qualify as a regulated investment company in each taxable year.

                                      VIII.

                      FINANCIAL AND STATISTICAL INFORMATION


54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

               Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

               Not applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during each period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

               Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

               Not applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

               Not applicable.

59.       Financial statements:

          Financial Statements of the Trust

               The Separate Account has not yet commenced operations and, therefore, financial statements are not available at this time.

          Financial Statements of the Depositor

               The financial statements of the Company will be contained in a pre-effective amendment to each of the Registration Statements. At that point, they will be incorporated herein by reference.

                                       IX.

                                    EXHIBITS

     The  following   exhibits  to  the  Separate   Account's   Single   Premium
Registration Statement and Flexible Premium Registration Statement as filed or when filed on Form S-6 are incorporated herein by reference:

     A. Furnish the most recent form of the following as amended to date and current in effect:

          (1) The indenture or agreement under the terms of which the trust was organized or issued securities.

               Resolution of the Board of Directors of the Depositor dated July 10, 1997 concerning AUL American Individual Variable Life Unit Trust

          (2) The indenture or agreement pursuant to which the proceeds of payments of securities are held by the custodian or trustee, if such indenture or agreement is not the same as the indenture or agreement referred to in paragraph (1).

               Not applicable.

          (3)  Distributing Contracts:

               (a) Agreements between the trust and principal underwriter or between the depositor and principal underwriter.

                    Not applicable.

               (b) Specimen of typical agreements between principal underwriter and dealers, managers, sales supervisors and salesmen.

                    Not applicable.

               (c)  Schedules of sales commissions

          (4) Any agreement between the depositor, principal underwriter and the custodian or trustee other than indentures or agreement set forth in paragraphs (1), (2) and (3) with respect to the Trust or its securities.

               Not applicable.

          (5)  The form of each type of security:

               (a) Form of  Modified  Single  Premium  Variable  Life  Insurance
                   Policy

               (b) Form of Flexible Premium  Adjustable  Variable Life Insurance
                   Policy

               (c) Form of Last Survivor Rider

               (d) Form of Waiver of Monthly Deduction Disability

               (e) Form of Guaranteed Insurance Option

               (f) Form of Children's Benefit Rider

               (g) Form of Other Insured/Same Insured Rider

               (h) Form of Joint First-to-Die Level Term Insurance Rider

               (i) Form of Waiver of Premium Disability

               (j) Form of Automatic Increase Rider

               (k) Form of Guaranteed Minimum Death Benefit Rider

               (l) Form of Accelerated Death Benefit Rider

          (6)  The  certificate  of   incorporation   or  other   instrument  of
               organization and by-laws of the depositor.

               (a) Articles of  Incorporation  of American United Life Insurance
                   Company(1)

               (b) Bylaws of American United Life Insurance Company(1)

          (7) Any insurance policy between the Trust and the insurance company or between the depositor and the insurance company, together with the table of insurance premiums.

               Not applicable.

          (8) Any agreement between the Trust or the depositor concerning the Trust with the issuer, depositor, principal underwriter or investment adviser of any underlying investment company or any affiliated person of such persons.

               (a) Form of Participation  Agreement between American United Life
                   Insurance Company(R) and Alger American Fund (2)

               (b) Form of Participation  Agreement between American United Life
                   Insurance Company(R)and American Century Variable Portfolios, Inc. (2)

               (c) Form of Participation  Agreement between American United Life
                   Insurance Company(R)and Fidelity Variable Insurance Products Fund (1)

               (d) Form of Participation  Agreement between American United Life
                   Insurance Company(R) and Fidelity Variable Insurance Products Fund II (1)

               (e) Form of Participation  Agreement between American United Life
                   Insurance Company(R) and T. Rowe Price Equity Series, Inc.(2)

          (9)  Not applicable.

          (10) Form of application for a periodic payment plan certificate.

               (a) Form of Application for Modified Single Premium Variable Life
                   Insurance Policy

               (b) Form of  Application  for  the  Flexible  Premium  Adjustable
                   Variable  Life  Insurance  Policy

-------------------
(1)  Incorporated   into  the  Registration   Statements  by  reference  to  the
     registration statement of AUL Unit Trust (File No. 33-31375) on Form N-4.

(2)  Incorporated   into  the  Registration   Statements  by  reference  to  the
     registration statement of AUL American Individual Unit Trust (File No. 33-79562) on Form N-4.
                                       37

     B.       Furnish copies of each of the following:

              (1) Each notice sent to security holders pursuant to Section 19 of the Act prior to the date of the filing of this form.

                    Not applicable.

              (2) Each annual report sent to security holders covering each fiscal year ending after January 1, 1937, exclusive of reports, copies of which have heretofore been filed with the Commission pursuant tot he Act.

                    Not applicable.

     C. Furnish the name and address of each dealer to or through whom any principal underwriter currently offering securities of the Trust, distributed securities of the Trust during the last fiscal year covered by the financial statements filed herewith.

                    Not applicable.

                                    SIGNATURE


     Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the Registrant has caused this registration statement to be duly signed on behalf of the Registrant in the City of Indianapolis, and the State of Indiana on 31st day of July, 1997.


                                            AUL AMERICAN INDIVIDUAL VARIABLE
                                            LIFE UNIT TRUST
                                               (Registrant)




                                        By: AMERICAN UNITED LIFE INSURANCE
                                            COMPANY
                                               (Depositor)



                                         By: _/s/ Richard A. Wacker _____
                                            Title:  Associate General Counsel



Attest:  _/s/ William R. Brown_____
         Title:  General Counsel and Secretary

                                       39